SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  January 2009

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR WITHDRAWS MERGER OFFER
FOR AER LINGUS

Ryanair confirms that following the Irish Government's decision not to accept its all cash offer of €1.40 per share (which valued Aer Lingus Group Plc at €748m), Ryanair acknowledges that its Offer cannot now be successful and accordingly the Offer is now withdrawn.

Ends.

Wednesday, 28
th
 January 2009

Enquiries:

Ryanair Howard Millar	Telephone: +353 1 812 1212
Davy Corporate Finance ( Financial Adviser to Ryanair and Coinside) Eugenée Mulhern Brian Garrahy	Telephone: +353 1 679 6363
Morgan Stanley ( Financial Adviser to Ryanair and Coinside) Colm Donlon Adrian Doyle	Telephone: +44 20 7425 5000
Murray Consultants	Telephone: +353 1 498 0300
( Public Relations Advisers to Ryanair ) Pauline McAlester	Telephone: +353 87 255 8300

The directors of Ryanair and Coinside accept responsibility for the information contained in this announcement. To the best of the knowledge and belief of the directors of Ryanair and Coinside (who have taken all reasonable care to ensure that such is the case), the information contained in this announcement is in accordance with the facts and does not omit anything likely to affect the import of such information.

Davy Corporate Finance, which is regulated in Ireland by the Financial Regulator, is acting exclusively for Ryanair and Coinside and no one else in connection with the Offer, and will not be responsible to anyone other than Ryanair and Coinside for providing the protections afforded to clients of Davy Corporate Finance nor for providing advice in relation to the Offer, the contents of this announcement, the Offer Document or any transaction or arrangement referred to in this announcement.

Morgan Stanley & Co. Limited is acting exclusively for Ryanair and Coinside and no one else in connection with the Offer and will not be responsible to anyone other than Ryanair and Coinside for providing the protections afforded to clients of Morgan Stanley & Co. Limited nor for providing advice in relation to the Offer, the contents of this announcement, the Offer Document or any transaction or arrangement referred to in this announcement.

Terms defined in the Offer Document have the same meaning in this announcement unless otherwise stated.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date:  28 January, 2009

By:___/s/ James Callaghan____

James Callaghan
Company Secretary & Finance Director